Exhibit 99.9

Guoliang Ma, P.Geo.

Silvercorp Metals Inc.

Suite 1750-1066 W. Hastings Street

Vancouver, BC V6E 3X1

Canada

CONSENT of QUALIFIED PERSON

Silvercorp Metals Inc. (the “Company”)

I, Guoliang Ma, consent to any extracts from, or a summary of the Preliminary Economic Assessment of the Condor gold project of the Company of December 22, 2025 (the “Technical Report”) in the news release of the Company dated December 22, 2025 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the Technical Report.

Dated this 22nd day of December, 2025

“Guoliang Ma”

________________________

Guoliang Ma, P.Geo.